Mail Stop 0308 							April 8, 2005

VIA U.S. MAIL AND FACSIMILE

Christopher J. Reed
President, CEO, CFO, and Chairman
Reed`s, Inc.
13000 South Spring Street
Los Angeles, California 90061

Re:	Reed`s, Inc.
      Registration Statement on Form SB-2
      File No. 333-120451
      Amended March 25, 2005

Dear Mr. Reed:

      We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2

General
1. Please note that we still are considering your response to our prior comment 1.
Forward-Looking Statements, page 8
2. Please delete references to Section 27A of the Securities Act and
Section 21E of the Exchange Act on page 8, and to the Private Securities Litigation Reform Act of 1995 as the safe harbor provided by them for forward-looking statements is not available for an initial registration statement. In addition, as you are responsible for the accuracy and completeness of all contents of the registration statement, please delete the statement to the contrary in the last paragraph of page 8. You may retain the rest of the Forward-Looking
Statements section if you so elect.

Dilution, Page 11
3. We have considered your response to prior comment 4. Convertible securities issued within a year prior to the filing of an initial registration statement with a conversion price below the initial offering price are presumed to contain an embedded beneficial conversion feature. To overcome this presumption, you must provide sufficient, objective and verifiable evidence that the conversion price represented fair value at the issuance or commitment date. We do not believe your response provides such evidence.
Specifically,
you have not justified the use of a fair value lower than the initial offering price since your valuation was based on an approximation of value using a multiple of revenues of between 1 and 2 rather than contemporaneous transactions in your securities or a third party valuation. Also, we do not believe your valuation provides better evidence than the initial offering price given the proximity of the initial filing on Form SB-2 on November 12, 2004 to the issuance of the convertible preferred stock during November 2004. Further, we do not believe that you have supported that June 30, 2004 is the commitment date for purposes of applying the guidance in EITF 98-5.
We base our assessment on the fact that the convertible preferred stock was not created under Delaware law until after June 30, 2004, was not issued until November 2004 and there were no disincentives for non-performance in the subscription agreement. Accordingly, it appears that the commitment date is the date of issuance. Please revise your filing to reflect the embedded beneficial conversion feature using the expected initial public offering price. If the convertible preferred stock is convertible at the date of issuance, the beneficial conversion should be charged to retained earnings at the issuance date.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations

Critical Accounting Policies, page 15
4. In response to our initial comment 63 you stated that the company does not engage in promotional allowance activity. Please remove
"Promotional Allowances" from the "Advertising and Promotional
Allowances" title in order to avoid confusion.

Plan of Distribution, page 43
5. We note your response to our prior comment 11. Please expand the disclosure to disclose all of the factors that you considered in determining the initial public offering price as there is no public market yet for your common stock. For example, discuss, if accurate, whether the anticipated offering price was determined by negotiations between you and the selling agents, and whether you considered other factors like your record of operations, current financial condition, market conditions, prospects of your industry, your management, the currently prevalent condition in equity prices in the OTC Bulletin Board market, the current market valuations of publicly traded companies considered comparable to yours, and so on. In addition, please add a reminder on page 44 that you cannot assure investors that the prices at which your shares will sell in the public market after this offering will not be lower than the initial public offering price or that an active market in your common stock will develop and continue after this offering.

Lock-in of Promotional Shares, page 45
6. We note your response to our prior comment 13. Please identify the agent in charge of the common stock subject to the escrow.
Also,
file the new lock-in agreements as exhibits.

Financial Statements

General
7. In response to several of our prior comments you have indicated that you intend to revise your financial statements and/or notes, but you have not provided the proposed revisions for our review. Please understand that we may have further comments upon reviewing the revisions included in your next amendment.

Notes to Financial Statements, page 45
8. In response to our prior comment 6 you revised your results of operations disclosures to include discussion of sales of specific products. In your response to comment 58 from our initial comment letter you stated that you do not generate product line revenue information. Please advise with consideration of initial comment 58 which is included as follows for your convenience:
* Revise your filing to provide the product line revenue disclosure required by paragraph 37 of SFAS 131.

Note 4. Intangible Assets, page 49
9. Under GAAP, marketing and advertising costs are period costs, unless specific authoritative guidance supports capitalization. This is supported by paragraph 10 of SFAS 142, which requires expensing of
costs that are inherent in a continuing business. Please supplementally explain how the design costs capitalized do not meet the definition of an expense as defined in paragraph 10 of SFAS
142
and FASB Concepts Statement No 5. If you believe the capitalized design costs are not expenses, please also supplementally explain how these costs meet the four fundamental recognition criteria for assets in paragraph 63 of FASB Concepts Statement No. 5 as required by paragraph B29 of SFAS 142. If you can support capitalization, please supplementally explain your basis for the ten-year useful life assigned to capitalized design costs. If you cannot support capitalization of these costs, please revise your financial statements to reflect such costs as expenses in the period(s) in which they were incurred.
10. In your response to prior comment 16 your reference to capitalization of costs to design trademarks and trade names does not appear to be supported by GAAP. Only legal fees and similar costs relating to patents, copyrights, and trademarks may be capitalized.
Please confirm to us that it is not the company`s policy to capitalize design costs related to trademarks and trade names.

Note 10. Stock Options, page 52
11. Prior comment 17 stated "This table in this note indicates that
as of June 30, 2004 you have 72,500 options outstanding and exercisable. Page 34 states that as of the date of this prospectus,
17,500 options have been issued under the 2001 Stock Option Plan. Please revise or advise." In your response to prior comment 17 you state that additional language was added to page 34 to indicate a total of 72,500 options. It does not appear that additional language was added.  Please revise or advise.
*	*	*	*	*
      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Adam Phippen, Staff Accountant, at (202)
824-
5549 or George Ohsiek, Accounting Branch Chief, at (202) 942-2905, if you have questions regarding comments on the financial statements and related matters. Please contact Pradip Bhaumik, Attorney-Advisor, at
(202) 942-1776, David Mittelman, Legal Branch Chief, at (202) 942-1921, or me at (202) 942-1900 with any other questions.


      Sincerely,




      H. Christopher Owings
      Assistant Director




cc. Lawrence W. Horwitz, Esq.
Horwitz & Cron
Four Venture - Suite 390
Irvine, California 92618



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Reed's, Inc.
April 8, 2005
Page 1